Via Facsimile and U.S. Mail
Mail Stop 4720

April 29, 2010

Mr. Robert Benmosche
President and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: **American International Group, Inc.**
Form 8-K filed March 11, 2010
File No. 1-8787

Dear Mr. Benmosche:

We have completed our review of your Form 8-K filed March 11, 2010 and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Kathleen E. Shannon
        Senior Vice President, Secretary & Deputy General Counsel